Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

ALBERTSONS COMPANIES, INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

013091103

(CUSIP Number)

February 27, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	Names of Reporting Persons Klaff Realty, LP*
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 13,258,114
	6	Shared Voting Power 0
	7	Sole Dispositive Power 13,258,114
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,258,114
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 2.2%**
12	Type of Reporting Person IA

*

Klaff Realty, LP (the “Reporting Person”) is filing this report on behalf of certain affiliates, each of which is a fund managed by the Reporting Person (the “Klaff Funds”). The Reporting Person through the Klaff Funds possesses the sole power to vote and the sole power to direct the disposition of all securities of the Issuer reported by the Reporting Person in this Schedule 13G.

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Hersch Klaff through several affiliated entities controls the Reporting Person and may be deemed the indirect beneficial owner of the shares held by the Klaff Funds. Hersch Klaff expressly disclaims beneficial ownership of the reported shares except to the extent of his pecuniary interest therein through his indirect interest in Klaff Realty, LP or such affiliates. In addition, as of February 27, 2023, Hersch Klaff owned 17,422 shares of common Stock, which were granted to him in connection with his previous service as a member of the Board of Directors of the Issuer.

**

There were 590,927,798 shares of Issuer Class A common stock, par value $0.01 per share (the “Common Stock”) issued and outstanding as of December 3, 2022, based upon the information reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 10, 2023.

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This Amendment No. 2 relates to the Schedule 13G originally filed on February 16, 2021 by Cerberus Capital Management, L.P., on behalf of (a) Cerberus Albertsons Incentive LLC and (b) Cerberus Iceberg, LLC, each of which are funds managed by Cerberus Capital Management, L.P. and/or one or more of its affiliates; Jubilee ABS Holding LLC; Klaff Realty, LP; LA-V ABS LLC; Lubert-Adler Real Estate Fund V, LP (for itself and as successor in merger with Lubert-Adler Real Estate Parallel Fund V, LP); Lubert-Adler Group V, L.P; Lubert-Adler Group V, LLC; Lubert-Adler Real Estate Fund VI, LP; Lubert-Adler Group VI, L.P.; Lubert-Adler Group VI, LLC; Lubert-Adler Real Estate Fund VI-A, LP; Lubert-Adler Real Estate Fund VI-B, LP; Lubert-Adler Group VI-B, L.P.; Lubert-Adler Group VI-B, LLC; L-A Saturn Acquisition, LP; L-A Group Saturn, LLC; L-A Asset Management Services, LP; Lubert-Adler GP—West, LLC; Ira M. Lubert; Dean S. Adler; Gerald A. Ronon; Kimco Realty Corporation and its direct or indirect subsidiaries Kimkon Inc., Kimsouth Realty Inc., KRS ABS, LLC and KRSX Merge, LLC, as amended on February 14, 2023.

ITEM 1.	(a) Name of Issuer:

Albertsons Companies Inc., a Delaware corporation (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

250 Parkcenter Blvd.

Boise, Idaho 83706

ITEM 2.	(a) Name of Person Filing:

Klaff Realty, LP

(b)	Address or Principal Business Office:

35 East Wacker Drive

Suite 2900

Chicago, IL 60601.

(c)	Citizenship of each Reporting Person is:

Klaff Realty, LP is organized under the laws of the State of Delaware.

(d)	Title of Class of Securities:

Class A common stock, par value $0.001 per share (“Common Stock”).

(e)	CUSIP Number:

013091103

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ITEM 3.

Not applicable.

ITEM 4.	Ownership.

The information regarding ownership set forth in Items 5-9 and 11 of the cover page is hereby incorporated herein by reference.

All percentages calculated in this Schedule 13G are based upon an aggregate of 590,927,798 shares of Common Stock outstanding as of December 3, 2022 as indicated in the Company’s Quarterly Report on Form 10-Q filed January 10, 2023.

The Reporting Person is filing this report on behalf of certain affiliates, each of which is a fund managed by the Reporting Person (the “Klaff Funds”). The Reporting Person through the Klaff Funds possesses the sole power to vote and the sole power to direct the disposition of all securities of the Issuer reported by the Klaff Reporting Person in this Schedule 13G. Hersch Klaff through several affiliated entities controls the Reporting Person and may be deemed the indirect beneficial owner of the shares held by the Klaff Funds. Hersch Klaff expressly disclaims beneficial ownership of the reported shares except to the extent of his pecuniary interest therein through his indirect interest in Klaff Realty, LP or such affiliates. In addition, as of February 27, 2023, Hersch Klaff owned 17,422 shares of common Stock, which were granted to him in connection with his previous service as a member of the Board of Directors of the Issuer.

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

The Klaff Funds were previously parties to a stockholders agreement, dated June 25, 2020 (the “Stockholders Agreement”) among the Issuer and certain holders of Issuer Common Stock (such holders, the “Sponsors”). Pursuant to the Stockholders Agreement, the Klaff Funds and the Sponsors had agreed to act in concert and vote together on certain matters relating to the Issuer. As a result, the Klaff Funds and each of the Sponsors may have been deemed to

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beneficially own the securities of the Issuer held by the Klaff Funds and the Sponsors in the aggregate. The Klaff Funds and the Reporting Person did not have a pecuniary interest in the securities of the Issuer held by the Sponsors. The Klaff Funds and the Sponsors also previously agreed to the joint filing on behalf of each of them a statement on Schedule 13G with respect to the Common Stock.

On February 27, 2023, the Klaff Funds and other funds and/or accounts managed by the Reporting Person distributed 44,888,057 shares to their members for no consideration, and as a result the Stockholders Agreement terminated with respect to the Klaff Funds. Accordingly, the Reporting Person is no longer deemed to be part of a “group” (as such term is defined in Rule 13d-5(b) under the Act) with the Sponsors. Accordingly, the Reporting Person is no longer filing a Schedule 13G jointly with the Sponsors.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 10, 2023

Klaff Realty, LP

By:	Ryan Levy
Name:	Ryan Levy
Title:	Principal of Klaff Realty, LP